

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Lei Chen
Co-Chief Executive Officer
PDD Holdings Inc.
First Floor, 25 St Stephen's Green
Dublin 2, D02 XF99
Ireland

      Re: PDD Holdings Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          File No. 001-38591

Dear Lei Chen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services